

December 13, 2010

Mr. C.E. Rick Strattan
Chief Executive Officer
CTD Holdings, Inc.
27317 N.W. 78th Avenue
High Springs, FL  32643

> **RE:** **CTD Holdings, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30,**
> **2010 and September 30, 2010**
> **File No. 0-25466**

Dear Mr. Strattan:

We have reviewed these filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please file a full amendment to the Form 10-K that addresses the comments below.  Please also ensure that you comply with the comments below in all future Exchange Act reports.

2. We note that you have included the incorrect Commission file number on the cover page of your Form 10-K.  Please include the appropriate file number.

Business

3. We note the disclosure throughout this section regarding your plans to grow and develop your business.  Many of the assertions comprising this disclosure do not

explain how you will accomplish the stated goal and in many cases the assertions are too general to understand how you intend to develop and grow your business. For example, and without limitation, we note the statement that you "intend to generate additional revenue through obtaining rights to certain patents…" This disclosure is too general and contains unsupported assumptions. Please review the disclosure throughout this section and revise accordingly.

4. Please disclose the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers. See Item 401(h)(4)(x) of Regulation S-K.

CDs

5. We note your disclosure that your revenues are derived from consulting, the distribution of CDs, the manufacturing of selected CD complexes, and sales of your own manufactured and licensed products containing CDs. However, it appears from your filing that the vast majority of your revenue comes from sales of products containing CDs. Please revise your disclosure to provide an overview of the services and/or products you provide in connection with your consulting, distribution and manufacturing business, and specify the percentage of your revenue attributed to each of these business activities.

6. Please revise your disclosure to provide a separate overview for each of your two principal products, Trappsol and Aquaplex, and please further explain your third product line, AP(TM)-Flavor. For each product, please clarify:

   - The market for the product. For example, your disclosure states that your products are sold for use in the pharmaceutical, food, industrial chemical and R&D chemical supply industries, but does not specify which product is used in which industry.

   - The distribution method of the product.

   - The sources and availability of raw materials and the names of principal suppliers. For example, we note your disclosure in your Management's Discussion and Analysis that "your main supplier of fine chemicals and complexes is located in Hungary," and your disclosure in Note 6 to your financial statements that "[s]ubstantially all 2009 and 2008 inventory purchases were from three vendors."

   - The percentage of revenue contributed by each of these products.

- The purpose and impact of the wholly-owned subsidiary created in December 2008 that is now responsible for Aquaplex, as noted in your Management's Discussion and Analysis under "Operating Results."

See Item 101(h)(4) of Regulation S-K.

CD Products

7. We note your disclosure regarding the trademark registration of Trappsol and Aquaplex. Please clarify whether these are the only patents, trademarks or licenses that you currently have. If you possess other such patents, trademarks, or licenses, please revise your disclosure accordingly, including providing the duration. In particular, we note your disclosure under "Marketing Plan" that you have a "licensable mark that may be used by other manufacturers wishing to take advantage of the improved aqueous delivery afforded by Trappsol CDs." Please revise your disclosure to describe the "licensable mark." Please also clarify whether you have any patents or trademarks relating to your spray-dried Aquaplex products or Cyclo(TM). See Item 101(h)(4)(vii) of Regulation S-K.

Business Strategy

8. We note your disclosure that you decided in 2009 to vertically integrate by becoming a manufacturer of spray-dried Aquaplex products. Please revise your disclosure to describe the significance of spray-dried Aquaplex in terms an investor can understand, including your reference to "Pulse Combustion spray-drying technology." Please also clarify whether this is the only product that you currently manufacture. See Item 101(h)(4)(iii) of Regulation S-K.

9. We note your disclosure that you depend on four major customers. Please revise your disclosure to provide the percentage of your total revenue contributed by each of these customers during the last three years. Further, please disclose how you determined that these were "major" customers. Please also provide context for this statement by disclosing your total number of customers. See Item 101(h)(4)(vi) of Regulation S-K. Further, please discuss how you structure your arrangements with these customers.

10. Please revise your disclosure to clarify what you mean by "[b]usiness development on behalf of the Company's clients." Is this a separate service that you plan to provide to certain "clients," or is this business development on behalf of the company? Who are the potential "clients?"

Government Regulation

11. The disclosure in this section regarding your product development strategy
    appears to contradict the disclosure in the preceding section regarding your plans
    with respect to NCDs.  Please advise.

12. We note your disclosure that your current strategy is to introduce products that are
    not regulated by the FDA as drugs because all of the ingredients are natural
    products or are generally regarded as safe.  Please revise your disclosure to
    provide an example of which of your products you have designated as "natural"
    so that they do not require FDA approval.  In addition, we note that you are
    seeking approval of Cyclo(TM) to be designated as an "orphan drug," and that
    you disclose in your Management's Discussion and Analysis that sales of this
    product contributed "significantly" to your revenues in 2009.  Please revise your
    disclosure to clarify whether such approval is from the FDA, the significance of
    being designated an "orphan drug," and whether any of your other products have
    received, or are required to receive, any such government approval.  Please also
    revise your disclosure to discuss any government regulation that might relate to
    your products that will be for non-food uses.  See Item 101(h)(4)(ix) of
    Regulation S-K.

Properties

13. We note your disclosure throughout the document relating to Josef Szejtli
    Research Park.  Please revise your disclosure to include a materially complete
    discussion of this research park, including the productive capacity and utilization
    contemplated by your expansion plans discussion in your Management's
    Discussion and Analysis under "Operating Results," and the plans for the spray-
    drying facility.  See Item 102 of Regulation S-K.

Legal Proceedings

14. Please revise your disclosure regarding Circuit Court Case No. 50-2007-CA-
    00818XXXXMB to provide all information required by Item 103 of Regulation
    S-K, including a description of the factual basis alleged to underlie the proceeding
    and the relief sought.  We note that you have included a more substantial
    discussion in your Management's Discussion and Analysis under "Operating
    Results."  Please include such information, as applicable, in this section or
    provide a cross-reference to this disclosure if included elsewhere in the report.

Holders

15. We note that you disclose the number of holders of your common stock as of February 27, 2009.  This disclosure should be provided as of the most recent practicable date prior to filing.  Please advise or revise accordingly.

Management's Discussion & Analysis

Introduction

16. We note your disclosure that your sales are "primarily to major chemical supply houses around the world."  However, we also note your disclosure that you only have four major customers.  Please revise your disclosure regarding "major chemical supply houses" to reflect this fact and clarify what you mean by "major," as this term currently suggests that you supply many of the leading chemical suppliers.

17. We note that you have provided an "Introduction" section to your MD&A. However, the purpose of such an "Introduction," or "Overview" is to provide context for the remainder of the MD&A discussion and identify the factors that management focuses on in evaluating the financial condition and operating performance of your business.  However, the "Introduction" as currently drafted includes certain information that does not appear to be related to the MD&A, such as the issuance of the Series A Preferred Stock and the dispute with Eline.  This information would be more useful to investors in a more appropriate section of the Form 10-K.  The general emphasis of the Overview should be on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting estimates.  Please revise your disclosure accordingly.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources

18. We note your disclosure that you acquired 162,780 shares of your common stock in 2009 as part of your stock repurchase program.  It does not appear that the disclosure required by Item 703 of Regulation S-K was provided in any of the Form 10-Qs filed by you for your quarterly periods in 2009.  Please supplementally advise us as to when the repurchases occurred.

19. Please disclose in this section your material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.  In particular, we note your discussion regarding your plans for

your research park that appear under "Operating Results."  See Item 303(a)(2) of Regulation S-K.

Operating Results

20. This section contains certain information that is not necessarily relevant to "Operating Results."  For example, it is unclear why you have included the discussion of the site plan for the research park and the creation of the new wholly-owned subsidiary in this section.  Such a discussion may be more appropriate in your section entitled "Liquidity and Capital Resources," to the extent it describes your commitments for capital expenditures as of the end of the latest fiscal period.  In addition, it is unclear if the purpose for this section is different from the section entitled "Results and Operations and Critical Accounting Policies and Estimates."  Please revise accordingly.

2009 Compared to 2008

21. Please revise your analysis to quantify the specific factors that contributed to the fluctuations in your revenue from period-to-period.  For example, you note that the increase in sales from 2008 to 2009 is due primarily to recent publicity regarding the use of cyclodextrins in various medically-related applications.  In addition, you state in your "Introduction" that sales of Trappsol HPB in the US and internationally contributed "significantly" to your revenues in 2009.  Please revise your disclosure to quantify what you mean by "significant."  Further, please discuss whether you believe the factor(s) leading to the increase are the result of a trend, and if so, whether you expect it to continue.  This is only one example.

22. We note your disclosure that you experienced changes in both sales volume and product mix from 2008 to 2009 that affected your cost of sales and margins. Please revise your disclosure to provide a more robust discussion of changes in volume and product mix to the extent material, including how this affected your cost of sales and margins.

23. Please revise your disclosure to quantify the impact of the exchange rate between the Euro and U.S. dollar on your cost of inventory.

Forward-Looking Statement

24. We note the phrase "as defined in the Private Securities Litigation Reform Act of 1995" in the first sentence.  Since you are ineligible to rely on the safe harbor provision for forward-looking statements under Section 21E of the Exchange Act, please delete this phrase.  Alternatively, make clear that you are ineligible to rely

on the safe harbor provision for forward-looking statements under the Exchange
Act.

25. We note the statement that you assume "no obligation to update publicly any
forward-looking statements." This statement does not appear to be consistent
with your disclosure obligations. Please revise to clarify that you will update to
the extent required by law.

Item 8 – Financial Statements and Supplementary Data

Consolidated Statements of Operations

26. The heading to your statements of operations indicates that these amounts are
unaudited. Given that your accountant's report states that they audited the
statements of operations for the two years ended December 31, 2009, we assume
the reference to unaudited numbers in your heading is incorrect. Please confirm
and revise accordingly.

Note 12. Income Taxes

27. In light of your recent history of losses, please provide detailed disclosures as to
how you determined it is more likely than not that you will realize your deferred
tax assets. In this regard, please address each of the following points in your
disclosures:

- Please provide a comprehensive discussion of the nature of the positive and
negative evidence that you considered, how that evidence was weighted, and
how that evidence led you to determine it was not appropriate to record a
valuation allowance on the remaining deferred income tax assets. Refer to
ASC 740-10-30-16 through 25. You should discuss the significant estimates
and assumptions used in your analysis. You should also discuss how you
determined the amount of the valuation allowance to record;

- Please disclose the amount of pre-tax income that you need to generate to
realize the deferred tax assets;

- Please include an explanation of the anticipated future trends included in your
projections of future taxable income; and

- Please disclose that the deferred tax liabilities you are relying on in your
assessment of the realizability of your deferred tax assets will reverse in the
same period and jurisdiction and are of the same character as the temporary
differences giving rise to the deferred tax assets.

Controls and Procedures

a. Management's annual report on internal control over financial reporting

    28. Please revise your disclosure to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting.  See Item 308T(a)(2) of Regulation S-K.

    29. We note that you have not included management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not your internal control over financial reporting is effective.  Please revise to include such information.  See Item 308T(a)(3) of Regulation S-K.

    30. You current disclosure regarding disclosure controls and procedures (1) appears in management's annual report on internal control over financial reporting; (2) references Rules 13a-15(e) and 15d-15(e) instead of Rules 13a-15(b) and 15d-15(b); and (3) states that your disclosure controls and procedures were effective as of December 31, 2008.  Please revise to include a statement that is separate from management's annual report on internal control over financial reporting and discloses the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures, as required by Rules 13a-15(b) and 15d-15(b), as of December 31, 2009.  See Item 307 of Regulation S-K.

Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance with Section 16(a) of the Exchange Act

    31. Please revise your disclosure to clarify that the list of directors also constitutes your list of executive officers.  See Item 401(b) of Regulation S-K.

    32. Please revise your disclosure to discuss the experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director. Please provide the enhanced disclosure on a director-by-director basis.  See Item 401(e) of Regulation S-K.

    33. Please revise the description of the business experience for Louis S. Weltman so that it covers his principal occupations and employment during the past five years. Please provide all information required by Item 401(e) of Regulation S-K.

34. We note that it does not appear that George L. Fails or Louis S. Weltman have filed ownership reports pursuant to Section 16 of the Securities Exchange Act of 1934. Please advise.

Executive Compensation

35. Please revise your disclosure to state whether the fair value of restricted stock disclosed in the summary compensation table was computed in accordance with FASB ASC Topic 718. See Item 402(n)(v) of Regulation S-K.

36. Please provide a narrative description of the conditions and restrictions relating to each grant of restricted stock and the vesting schedule for such restricted stock. See Item 402(o) of Regulation S-K.

37. To the extent that any of the restricted stock awarded to the executive officers had not vested as of the end of the last completed fiscal year, please revise your disclosure to include the "Outstanding Equity Awards at Fiscal Year-End" table. See Item 402(p) of Regulation S-K.

38. We note your disclosure in Note 13 to your financial statements that you adopted a 401(k) plan in 2009, and that you made matching contributions of $2,634 in 2009. Please include the amount of the match paid to your named executive officers in the "All Other Compensation" column of the summary compensation table.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

39. Please revise your disclosure to provide the required information regarding beneficial ownership of the Series A preferred shares. See Item 403(b) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence

40. We note your disclosure in Note 10 to your financial statements that C.E. Rick Strattan borrowed $17,069 from you in 2008 and repaid $16,600 during 2009. Please revise your disclosure to include all the information required by Item 404(d) of Regulation S-K with respect to this transaction. Further, please consider the applicability of Section 402 of the Sarbanes-Oxley Act.

Principal Accountant Fees and Services

41. Your disclosure states that your principal accountant reviewed the financial
    statements included in your Form 10-QSB.  Please revise your disclosure to state
    that your principal accountant reviewed the financial statements included in your
    Form 10-Q.

Exhibits

42. There are a number of exhibits listed in your exhibit index for which it does not
    appear that you have included the document in the current filing or incorporated
    the document by reference to a previous filing.  For example, we note the Plan of
    purchase, sale, reorganization, arrangement, liquidation or succession, the Code of
    Ethics, the Letter on change in accounting principles, etc.  To the extent that an
    exhibit is not relevant to your company, please delete the reference in the exhibit
    index.  Please revise accordingly.

43. We note that your Articles of Incorporation were amended in 2004, however the
    most recent version was filed with your Form 10-SB filed on February 1, 1994.
    Please file the most recent version of your Articles of Incorporation as an exhibit.

44. We note that you amended your employment agreements with your executive
    officers as recently as July 1, 2009.  Please file the most recent version of your
    employment agreements as exhibits.

45. We note that you formed a new wholly-owned subsidiary, NanoSonic Products,
    Inc., in December 2008.  Please file a list of all of your subsidiaries, including all
    information required by Item 601(b)(21) of Regulation S-K, as an exhibit.

46. We note that you state that your Lease Extension, Loan Agreement with John
    Lindsay and Small Potatoes Contract have been filed with your Form 10-KSB
    filed on April 2, 2001.  It does not appear that these exhibits are included with
    such filing.  Please advise as to where we can locate these exhibits, or please file
    them as exhibits.

Signatures

47. Your principal financial officer has not signed the Form 10-K.  Please include the
    appropriate signature.

Certifications

48. We note that you have deleted certain language from the certification, such as
"registrant's other certifying officer(s) and I," and replaced the word "us" with
"me." Please file your certifications exactly as set forth in Item 601(b)(31)(i) of
Regulation S-K. Please also comply with this comment in all future quarterly
reports.

Form 10-Q for the quarter ended March 31, 2010

General

49. Please file a full amendment to the Form 10-Q that addresses the comments
below. Please also ensure that you comply with the comments below in all future
Exchange Act reports.

50. Please comply with the comments above relating to the Management's Discussion
and Analysis in your Form 10-K, as applicable.

Liquidity and Capital Resources

51. We note your statement that your decrease in cash flows from operations was due
"primarily to timing differences in accounts receivable and accounts payable."
Please provide a more complete discussion of the reasons for the decrease in cash
flows, including specific examples of the differences in timing, and whether such
differences in timing have occurred in past quarters.

52. We note your disclosure that you are seeking debt financing to complete the spray
drying facility. Please provide a discussion and analysis of the amount or range
involved, the nature and terms of the anticipated financing, and the potential
impact on the company's cash position and liquidity.

Controls and Procedures

53. We note that you have included "Management's quarterly report on internal
control over financial reporting." Please note that a quarterly evaluation of
internal control over financial reporting is not required. However, should you
choose to include such a quarterly report, please either use the complete definition
of "internal control over financial reporting" found in Rules 13a-15(f) or 15d-
15(f) under the Securities Exchange Act of 1934, or simply state the effectiveness
conclusion without definition. Further, please include a statement identifying the
framework used by management to evaluate the effectiveness of your internal
control over financial reporting and the conclusion of management as to the

effectiveness of internal control over financial reporting as of the end of the most recent fiscal quarter. We note that your report states that your internal controls over financial reporting were effective as of September 30, 2009.

54. Your principal executive and principal financial officers, or persons performing similar functions, are required to disclose their conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period for which the report is filed. Please revise to provide this disclosure. See Item 307 of Regulation S-K.

## Signatures

55. We note that your Form 10-Q is not dated. Please revise to provide a dated signature page.

## Certifications

56. We note that your certifications filed as Exhibits 31 and 32 are not signed or dated. Please revise to provide signed and dated certifications. Please file the certifications required by Rule 13a-14(a) or 15d-14(a) exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

## Form 10-Q for the quarter ended September 30, 2010

## General

57. Please file a full amendment to the Form 10-Q that addresses the comments below. Please also ensure that you comply with the comments below in all future Exchange Act reports.

58. Please comply with the comments above relating to the Management's Discussion and Analysis in your Form 10-K, and the comments relating to your Form 10-Q for the quarter ended March 31, 2010, as applicable.

## Consolidated Balance Sheet

59. The column heading of your September 30, 2010 balance sheet indicates that these amounts are unaudited, which implies that your December 31, 2009 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended September 30, 2010, you should not imply that the December 31, 2009 balance sheet amounts are audited. Please revise.

Certifications

    60. We note that your certification filed as Exhibit 32 references the quarter ended June 30, 2010.  Please revise Exhibit 32 so that it references the correct quarterly period.

\*   \*   \*   \*

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters.  Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

Rufus Decker
Accounting Branch Chief